News Release	NYSE-AMEX, TSX Symbol: NG

NovaGold Publishes First Sustainability Report

May 26, 2010 - Vancouver, British Columbia - NovaGold Resources Inc. (NYSE-AMEX: NG, TSX: NG) today filed its first sustainability report. NovaGold’s objective with this report is to provide an overview of its commitment and approach to sustainability and its goals for future years. The report provides data from NovaGold’s 2009 activities and a summary of its past activities as a Company and at its projects.

“Initiating sustainability reporting is an important milestone in NovaGold’s evolution from a junior mining company to a mid-tier producer,” said Rick Van Nieuwenhuyse, President & CEO of NovaGold. “This report demonstrates our commitment to responsible mining and transparent disclosure and will allow NovaGold to more effectively monitor progress as we strive for continuous improvement and best practices in responsible mining. We are committed to collaborative engagement and hope this report leads to enhanced dialogue with our community partners, shareholders and employees.”

NovaGold encourages readers to comment on this report by filling out a feedback form in the Responsible Mining section of the Company’s website at www.novagold.net or by contacting NovaGold’s Communications team at 1-866-669-6227 or info@novagold.net.

NovaGold has also filed its 2010 Corporate Report. To reduce the Company’s environmental footprint, NovaGold printed significantly fewer copies of the Corporate Report this year and has chosen electronic filing as its primary method of distribution. Both reports are available on the Company’s website at www.novagold.net, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Shareholders and other interested parties may receive a hard copy free of charge of the Sustainability Report or the Corporate Report by sending a request to info@novagold.net or calling 1-866-669-6227.

About NovaGold

NovaGold is a growth-focused precious metals company engaged in the exploration and development of mineral properties in North America. The Company has a portfolio of mineral properties located in Alaska, USA, and British Columbia, Canada. The Company’s largest projects are being advanced with major mining companies. The Donlin Creek project is held by a limited liability company owned equally by NovaGold and Barrick Gold U.S. Inc. The Galore Creek project is held by a partnership owned equally by NovaGold and Teck Resources Limited. NovaGold owns a 100% interest in the Rock Creek, Big Hurrah and Nome Gold deposits in Nome, Alaska, and in the Ambler deposit in northern Alaska. NovaGold has one of the largest reserve/resource bases of any junior or mid-tier gold company and trades on the TSX and NYSE-AMEX under the symbol NG. More information is available at www.novagold.net or by emailing info@novagold.net.

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NovaGold Contacts

Rhylin Bailie
Director, Corporate & Investor Relations

604-669-6227 or 1-866-669-6227